AFFILIATED COMPUTER SERVICES, INC.
2828 N. HASKELL
DALLAS, TX 75204
(214) 841-6111
February 27, 2008
Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

RE:	Affiliated Computer Services, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 29, 2007
Form 10-K/A for the Fiscal Year Ended June 30, 2007
Filed October 19, 2007
Forms 8-K Filed August 21, 2007 and November 1, 2007
File No. 001-12665
Dear Mr. Kronforst:
This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated January 31, 2008 with respect to the above referenced filings. Our responses are numbered to correspond to the Staff’s comment letter, with each Staff comment set forth below in italics and our response thereto immediately thereafter.
Form 10-K for the Fiscal Year Ended June 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
General
1.	In future filings, please expand your disclosure to provide an executive level overview of the material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.B.3 of SEC Release No 33-8350. For example, we note your disclosure in the risk factors section regarding the potential changes to contract terms, including renewals and terminations, as a result of recent and future downgrades in your credit rating. Please provide additional information about the impact that this will have on your business.

Response:
As requested, our future filings will contain expanded disclosure to provide the information required by Section III.B.3 of SEC Release No. 33-8350 (the “Release”), providing insight into “known trends, demands, commitments, events and uncertainties.” Accordingly, we have expanded the discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the three months ended December 31, 2007 to provide further information related to trends in the outsourcing industry, and management’s view on certain risk factors, such as our credit rating, our ability to attract and retain our employees and responding to technological advances; and commitments, such as the capital intensity of our business. We will continue to monitor and update this disclosure for changes in trends, commitments and uncertainties in accordance with Section III.B.3 of the Release, as well as continuing to provide commentary “through the eyes of management” of qualitative and quantitative variables used to analyze the operations and growth potential of the business, such as revenue growth and new business signings. Please find below an excerpt from our Form 10-Q for the three months ended December 31, 2007 which contains the disclosure we added in response to this comment.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview
10-Q for the three months ended December 31, 2007
We identified a number of risk factors in Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Management continually monitors the general economic conditions, changes in technology and other developments in the markets we serve, competitive pricing trends and contractual terms for future impact on the Company in order to respond effectively and on a timely basis to these developments.
The demand for our services has grown in recent years, and we believe that this demand will continue to grow as the overall trend toward outsourcing for both the Commercial and Government segments continues to grow. We provide non-core, mission critical services to our clients. These are services that clients need to run their day-to-day business. The marketplace continues to accept outsourcing as a means to provide these services at a lower cost. However, should this trend toward outsourcing weaken, it may materially affect our results of operations and financial position.
We seek to enter into long-term relationships with clients to provide services that meet their ongoing business requirements while supporting their mission critical business process or information technology needs. We derive our revenues from delivering comprehensive business process outsourcing and information technology services solutions to commercial and government clients. A substantial portion of our revenues is derived from recurring monthly charges to our clients under service contracts with initial terms that vary from one to ten years. The recurring nature of our revenue gives us predictability regardless of the economic cycle. We define recurring revenues as revenues derived from services that our clients use each year in connection with their ongoing businesses, and accordingly, exclude software license fees, short-term contract programming and consulting engagements, product installation fees, and hardware and software sales. However, as we add, through acquisitions or new service offerings, consulting or other services to enhance the value delivered and offered to our clients, which are primarily short-term in nature, we may experience variations in our mix of recurring versus non-recurring revenues.
We seek to expand existing client relationships by increasing the scope and breadth of services we provide. In order to expand these existing relationships, we must focus on the performance of our contractual obligations and continually monitor client satisfaction. Renewal rates are a key indicator of client satisfaction. We calculate our renewal rate based on the total annual recurring revenue of renewals won as a percentage of total annual recurring revenue of all renewals sought. For the first six months of fiscal year 2008, we renewed approximately 88% of total renewals sought, totaling $239.4 million of annual recurring revenue with a total contract value of approximately $1.2 billion. During the second quarter of fiscal year 2008, we renewed approximately 84% of total renewals sought totaling approximately $149.2 million of annual recurring revenue with a total contract value of approximately $1 billion. Average contract life for renewals varies between our government and commercial segments; the average contract life of renewals in the government segment is often longer than those in the commercial segment. While we track renewal rates on a quarterly basis, we believe it is appropriate to analyze our renewal rates on an annual basis due to the timing of renewal opportunities.
Our long-term contracts generally have service level agreements for which there may be penalties if certain service levels are not met, and also include various termination provisions, some of which may be unrelated to our performance under the contract, such as termination for convenience in certain Government contracts or termination due to a reduction in our credit rating. While there is the possibility that clients may impose penalties or terminate our services, management believes that if we meet our contractual obligations and maintain client satisfaction, we can reasonably mitigate risks that may have a material adverse affect on our results of operations and financial condition.
In addition, we have a broad client base. Our largest customer represented approximately 4% of fiscal year 2007 revenues, and our largest 5 clients represented approximately 13% of fiscal year 2007 revenues. Our strategy is to develop and maintain a significant client and account/transaction base to create sufficient economies of scale that enable us to achieve competitive costs.
Management focuses on various metrics in analyzing our business and its performance and outlook. One such metric is our sales pipeline, which was approximately $1.9 billion of annual recurring revenues as of December 31, 2007. Our sales pipeline is a qualified pipeline of deals with signings anticipated within the next six months and excludes deals with annual recurring revenue over $100 million. Both the Commercial and Government pipelines have significant, quality opportunities across multiple lines of business and in multiple vertical markets. As of December 31, 2007, the Commercial segment comprised approximately 65% of our pipeline and the Government segment comprised the remaining 35%. By service line, approximately 75% of our pipeline is business process outsourcing and approximately 25% of the pipeline is information technology solutions as of December 31, 2007. The Commercial segment pipeline includes opportunities in information technology services, commercial healthcare with both information technology and business process outsourcing opportunities, transactional business process outsourcing and human resources outsourcing. The Government segment pipeline includes opportunities in our domestic and international transportation business, government healthcare and federal government services.
While the magnitude of our sales pipeline is an important indicator of potential new business signings and potential future internal revenue growth, actual new business signings and internal revenue growth depend on a number of factors including the effectiveness of our sales pursuit teams, competition for a deal, deal pricing, cash flow generation qualities of each deal and other risks described further in Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

We use internal revenue growth as a measure of the organic growth of our business. Internal revenue growth is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations. At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the “pre-acquisition revenue of acquired companies.” Pre-acquisition revenue of the acquired companies is considered “acquired revenues” in our calculation, and revenues from the acquired company, either above or below that amount are components of “internal growth” in our calculation. We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies.
Management analyzes new business signings on a trailing twelve month basis as it is generally a better indicator of future growth than quarterly new business signings which can vary due to the timing of contract execution. We define new business signings as annual recurring revenue from new contracts and the incremental portion of renewals that are signed during the period, which represents the estimated first twelve months of revenue to be recorded under the contracts after full implementation. We use new business signings as additional measures of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for new business signings are measured under GAAP. There are no third party standards or requirements governing the calculation of new business signings and our measure may not be comparable to similarly titled measures of other companies. We define total contract value as the estimated total revenues from contracts signed during the period which represents estimated total revenue over the term of the contract. We use total contract value as an additional measure of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for annual recurring revenue and total contract value are measured under GAAP.
During the second quarter of fiscal year 2008, we signed contracts with new clients and incremental business with existing clients representing $205.3 million of annualized recurring revenue with an estimated $750 million in total contract value. The Commercial segment contributed 74% of the new contract signings (based on annual recurring revenues) including growth with Sprint Nextel Corporation, Aetna Inc. and Michelin. The Government segment contributed 26% of the new contract signings (based on annual recurring revenues) including contracts with the Texas Health and Human Services Commission and the Centers for Medicare & Medicaid Services.
We compete for new business in the competitive information technology services and business process outsourcing markets. The overall health of these markets and the competitive environment can be determined by analyzing several key metrics. One such metric is the overall expected operating margin of our new business signings which is a good indicator of our expected future operating margin given the long-term nature of our customer contracts. We believe the expected operating margin of new business signings is consistent with our historical operating margin. We focus on the expected operating margins of the new business we are signing to ensure the operating margins we expect to generate are commensurate with the capital intensity of the new business opportunity, the risk profile of the services we are providing and the overall return on capital.

Management responds to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, the customization of products and services that incorporate new technology on a timely basis and the continuous training of our personnel. Management continually assesses the capital intensity of these technological advances and client requirements, addressing the challenge to stay ahead of the competition for innovative solutions and provide a lower cost solution for clients.
We monitor the capital intensity, defined as the total of capital expenditures and additions to intangible assets as a percentage of revenue, of new business signings. Understanding the capital intensity of new business signings is helpful in determining the future free cash flow generating levels of our business. Historically, the capital intensity in our business has ranged between 5% and 7% of revenue. During the second quarter of fiscal year 2008, the overall capital intensity of our business was approximately 5% of revenue. During fiscal year 2007, the overall capital intensity of our business was approximately 6% of revenue. We believe the expected capital intensity range of our new business signings reflects a healthy competitive environment and the related risks we are taking with respect to our new business process outsourcing business and information technology services business.
Retaining and training our employees is a key component to our historical success and will continue to be a major factor in our future success. Because we operate in intensely competitive markets, our success depends to a significant extent on our ability to attract, retain and motivate highly skilled and qualified personnel. We consistently review our employee retention rates on a regional and global basis to ensure that we are competitive in hiring, retaining and motivating our employees. We perform benchmarking studies against some markets in which we compete to ensure our competitiveness in compensation and benefits and utilize employee surveys to gauge our employees’ level of satisfaction. We provide our employees ongoing technological, management, financial and leadership training and will continue to do so to develop our employees and remain competitive. We utilize activity based compensation as a means to motivate certain of our employees in both segments of our business and anticipate increasing our use of activity based compensation in fiscal year 2008. We believe our use of activity based compensation is a competitive advantage for ACS.
Item 9A. Controls and Procedures, page 120
2.	We note your disclosure that your disclosure controls and procedures were “operating effectively.” In future filings, please revise the conclusion to disclose, if true, that your disclosure controls and procedures are “effective.” See Item 307 of Regulation S-K and Securities Exchange Act Rule 13a-15(b). We note similar disclosure in your Forms 10-Q.
Response:
In future filings, we will revise the conclusion disclosed regarding our disclosure controls and procedures to disclose, if true, that our disclosure controls and procedures are “effective.” For example, we revised our disclosure in our Form 10-Q for the three months ended December 31, 2007, as presented below.
Our management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of December 31, 2007. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2007 our disclosure controls and procedures were effective. There have not been any changes in our internal control over financial reporting (as defined in Exchange Act

Rule 13a-15(f) of the Securities Exchange Act of 1934) during the quarter ended December 31, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Form 10-K/A for the Fiscal Year Ended June 30, 2007
Item 13. Certain Relationships and Related Transactions, page 35
3.	We note your disclosure regarding the review of related party transactions by your Board of Directors and its Committees. Please expand your disclosure to provide all of the information described in Item 404(b) of Regulation S-K.
Response:
We will expand our disclosure to comply with section 404(b) of Regulation S-K. The following discussion will be added to future Proxy Statements (and 10-K filings, when appropriate):
The Company has limited transactions with related parties. The Company’s written Code of Ethical Business Conduct requires that Company employees avoid activities that conflict with or are inconsistent with the Company’s activities or business interests. The Board is aware of the Company’s business transactions with related parties. The Board is also aware of employment and reporting relationships with related parties at the senior and executive vice president levels. While the Board has not adopted any formal written policy regarding the review, approval or ratification of related party transactions, the Company believes the processes in effect are sufficient to determine the fairness of the terms of transactions with related parties. On an annual basis we request that our 5% shareholders, directors, and executive officers identify and provide information regarding any transaction (with a value in excess of $120,000) in which the Company will be a participant in which any related person will have a direct or indirect material interest. In addition, our directors and executive officers review and approve annually our disclosures in the section of our Proxy Statement entitled “Certain Transactions and Related Parties.”
Forms 8-K Filed August 21, 2007 and November 1, 2007
4.	We believe the columnar format of the “reconciliation of Reported Results to Income Adjusted for Certain Non-GAAP Items” appearing in your earnings releases may create the unwarranted impression to investors that the operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 9.
Response:
Our intent in providing the columnar presentation in the press releases filed as exhibits to the above referenced Forms 8-K was to provide disclosure to investors of certain items that we believed were infrequently occurring or non-operational in nature. The columnar presentation, we believed, provided investors with detail of each of these items, including the income statement line impacted by the these items, as well as the impact on operating income, pretax profit, tax expense, net income and earnings per share for each particular item and in the aggregate. It was our intent to provide investors with transparent disclosure, including a substantive discussion of each of these items and the reasons we believed that the items were infrequently occurring or non-operational in nature. It was not our intent to create the impression that our calculation of adjusted net income or adjusted earnings per share was calculated under a comprehensive set of accounting rules or to present these adjusted amounts with undue prominence.
However, in response to your comments above, we will cease using the columnar presentation and provide only information for individual non-GAAP measures such as operating income, net income and earnings per share. In order to illustrate the format that we intend to use in the future to present our reconciliation of non-GAAP financial measures in our earnings releases, we have prepared a sample reconciliation as if it had been included in our press release filed with the November 1, 2007 Form 8-K is below. We intend to use this format in all future filings.

Reconciliation of Operating Income (GAAP)
to Adjusted Operating Income (Non-GAAP)
(in millions)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Operating income (GAAP)	$157.9	$150.3	$303.3	$291.2
Adjusting items, pre-tax:
Option related costs	13.0	13.8	24.1	21.7
Buyout related costs	3.8	—	8.7	—
Amended options	—	—	1.2	—
Income tax reimbursements	(0.4)	—	0.5	—
Sale of decision support business	(2.4)	—	(2.4)	—

Adjusted operating income (Non-GAAP)*	$171.9	$164.1	$335.4	$312.9

Reconciliation of Net Income (GAAP)
to Adjusted Net Income (Non-GAAP)
(in millions)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Net income (GAAP)	$81.6	$72.1	$147.7	$133.5
Adjusting items, pre-tax:
Option related costs	13.0	13.8	24.1	21.7
Waiver fee	—	—	—	2.6
Buyout related costs	3.8	—	8.7	—
Amended options	—	—	1.2	—
Income tax reimbursements	(0.4)	—	0.5	—
Sale of decision support business	(2.4)	—	(2.4)	—
Tax effect of adjusting items	(5.0)	(4.9)	(11.4)	(8.8)

Adjusted net income (Non-GAAP)*	$90.6	$81.0	$168.5	$149.0

Reconciliation of Diluted Earnings Per Share (GAAP)
to Adjusted Diluted Earnings Per Share (Non-GAAP)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Diluted Earnings Per Share (GAAP)	$0.81	$0.72	$1.47	$1.30
Adjusting items, pre-tax:
Option related costs	0.13	0.14	0.24	0.21
Waiver fee	—	—	—	0.03
Buyout related costs	0.04	—	0.09	—
Amended options	—	—	0.01	—
Income tax reimbursements	—	—	—	—
Sale of decision support business	(0.02)	—	(0.02)	—
Tax effect of adjusting items	(0.05)	(0.05)	(0.11)	(0.09)

Adjusted diluted earnings per share (Non-GAAP)*	$0.90	$0.81	$1.67	$1.45

*	Differences in schedule due to rounding.

In connection with our response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns, please feel free to contact me at (214) 841-6169. Thank you for your consideration of this matter.

Sincerely,

Kevin Kyser
Executive Vice President and Chief Financial Officer